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                                 January 4, 2024

       Shane S. Mitchell
       Chief Financial Officer, Secretary and Treasurer
       Texas Republic Capital Corporation
       13215 Bee Cave Pkwy, Ste A120
       Austin, TX 78738

                                                        Re: Texas Republic
Capital Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 31,
2023
                                                            File No. 000-55621

       Dear Shane S. Mitchell:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 31, 2023

       Pay versus Performance, page 13

   1. Please identify each non-PEO named executive officer included in the calculation of average non-PEO
compensation and the fiscal years in which such persons are
                                                        included. You may
provide this information in a footnote to the pay versus performance table. See Regulation
S-K Item 402(v)(3).
   2. It appears that you have not provided the relationship disclosures you are required to provide pursuant to
Regulation S-K Item 402(v)(5)(i) and (ii). Please provide this disclosure in its
entirety. Although you may provide this information graphically, narratively, or a
combination of the two, this disclosure must be separate from the pay versus performance
table required by Regulation S-K Item 402(v)(1) and must provide a clear description of
each separate relationship indicated in Regulation S-K Item
                                                        402(v)(5)(i) and(ii).
Please note, it is not sufficient to state that no relationship exists, even if a particular measure
is not used in setting compensation.
 Shane S. Mitchell
FirstName  LastNameShane   S. Mitchell
Texas Republic  Capital Corporation
Comapany
January    NameTexas Republic Capital Corporation
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program